SECI 19005787

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FEB 26 2019

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50325

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2018 (MM/DD/YY) AND ENDING December 31, 2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Arundel (Securities), Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

630 Fifth Avenue, 20th Floor, Attention: Redwall Partners
(No. and Street)

New York	NY	10111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hall, Kistler & Company LLP
(Name – *if individual, state last, first, middle name*)

220 Market Ave S, Suite 700	Canton	OH	44702
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, RICHARD JOSEPH BORG, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Arundel (Securities), Inc., as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

DIRECTOR

Title

DAVID P. QUINT, Attorney
NOTARY PUBLIC - STATE OF OHIO
My commission has no expiration date.
Section 147.03 R.C.

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HALL, KISTLER & COMPANY LLP
CONSULTANTS AND CERTIFIED PUBLIC ACCOUNTANTS

soundideas. solidanswers.

220 MARKET AVENUE, SOUTH
SUITE 700 • CANTON, OHIO 44702

PHONE 330.453.7633
FAX 330.453.9366

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Arundel (Securities), Inc.
New York, New York

We have audited the accompanying statement of financial condition of Arundel (Securities), Inc. as of December 31, 2018, and the related statements of operations, changes in shareholder's equity and changes in cash flow for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements presented fairly, in all material respects, the financial position of Arundel (Securities), Inc. as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

These financial statements are the responsibility of Arundel (Securities), Inc.'s management. Our responsibility is to express an opinion on Arundel (Securities), Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Arundel (Securities), Inc. in accordance with the U.S. Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of Arundel (Securities), Inc.'s financial statements. The supplemental information is the responsibility of Arundel (Securities), Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. Section 240.17a-5. In our opinion, the Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

Hall, Kistler & Co., LLP

HALL, KISTLER & COMPANY LLP

We have served as Arundel (Securities), Inc.'s auditor since 1997.

Canton, Ohio
February 19, 2019

STATEMENT OF FINANCIAL CONDITION

ARUNDEL (SECURITIES), INC.

December 31, 2018

ASSETS

Cash	$	106,381
Accounts receivable:		
Related party - Arundel, Inc.		91,915
Trade		1,080
Prepaid assets		3,036
Membership - FINRA		6,000
	$	208,412

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES		
Accrued expenses	$	22,055
SHAREHOLDER'S EQUITY		
Capital stock:		
Common, $1 par value:		
1,000 shares authorized, 1 share issued and outstanding		1
Additional paid-in capital		184,999
Retained earnings		1,357
		186,357
	$	208,412

See report of independent registered public accounting firm and notes to financial statements.

STATEMENT OF OPERATIONS

ARUNDEL (SECURITIES), INC.

For the year ended December 31, 2018

REVENUES		
Investment advisory fees		$ -
		-
EXPENSES		
FINOP fees		30,000
Accounting and auditing		12,722
Legal fees		27,745
Consultancy fee		10,000
FINRA membership costs		3,446
Travel		2,243
Bad debt		20,440
Miscellaneous		1,999
		108,595
	(LOSS) BEFORE INCOME TAX	(108,595)
Income tax (credit) - current		(22,805)
	NET (LOSS)	$ (85,790)

See report of independent registered public accounting firm and notes to financial statements.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

ARUNDEL (SECURITIES), INC.

For the year ended December 31, 2018

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	TOTAL SHAREHOLDER'S EQUITY
Balance at January 1, 2018	$ 1	$ 184,999	$ 87,147	$ 272,147
Dividend	-	-	-	-
Net (loss)	-	-	(85,790)	(85,790)
Balance at December 31, 2018	$ 1	$ 184,999	$ 1,357	$ 186,357

See report of independent registered public accounting firm and notes to financial statements.

STATEMENT OF CHANGES IN CASH FLOWS

ARUNDEL (SECURITIES), INC.

For the year ended December 31, 2018

Cash flows from operating activities:		
Net (loss)	$	(85,790)
Changes in assets and liabilities:		
Decrease in accounts receivable		80,814
(Increase) in prepaid assets		(167)
Increase in accrued expenses		10,115
Net cash generated by operating activities		4,972
Net increase in cash		4,972
Cash at beginning of period		101,409
Cash at end of period	$	106,381

See report of independent registered public accounting firm and notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

ARUNDEL (SECURITIES), INC.

December 31, 2018

NOTE A - ORGANIZATION AND NATURE OF BUSINESS

Arundel (Securities), Inc. (the "Company") is a registered broker/dealer in New York and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a wholly-owned subsidiary of Arundel, Inc., whose parent company is Arundel AG. The Company receives income related to private placements of securities to U.S. investors. It also provides investment banking and advisory services.

NOTE B - ACCOUNTING POLICIES

The Company uses the accrual method of accounting.

The Company considers all highly liquid investments with maturities of three months or less at the date of acquisition to be cash equivalents.

Membership in the FINRA is carried at cost. Management assesses impairment from time to time, and determined that no write-down was necessary as of December 31, 2018.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could differ from those estimates.

No allowance for doubtful accounts was deemed necessary for accounts receivable from trade or the related party.

The Company and Arundel, Inc. file a consolidated Federal income tax return. Federal income tax expense is calculated utilizing the current enacted tax rate of Arundel, Inc. The Company records its share of the consolidated income tax expense (benefit) and that amount is either remitted to or received from Arundel, Inc.

NOTE B - ACCOUNTING POLICIES (CONTINUED)

The Company adopted the provisions of FASB ASC 740-10, *Accounting for Uncertainty in Income Taxes.* The provisions prescribe a two-step process for recognizing and measuring income tax uncertainties. First, a threshold condition of "more likely than not" should be met to determine whether any of the benefit from an uncertain tax position should be recognized in the financial statements. If the recognition threshold is met, FASB ASC 740-10 provides additional guidance on measuring the amount of the uncertain tax position. The Company may recognize a tax benefit from an uncertain tax position under FASB ASC 740-10 only if it is more likely than not that the tax position will be sustained on examination by taxing authorities based on the technical merits of the position. The tax benefit recognized in the financial statements from an uncertain position should be measured under FASB ASC 740-10 based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. FASB ASC 740-10 also provides guidance on derecognition, classification, transition and increased disclosure of uncertain tax positions. The Company recognized no liability for unrecognized tax benefits resulting from the adoption of FASB ASC 740-10 as of December 31, 2018.

During the year ended December 31, 2018, the parent has not incurred any interest or penalties on its income tax returns. The parent's tax returns are subject to possible examination by the taxing authorities. For Federal income tax purposes the tax returns essentially remain open for possible examination for a period of three years after the date on which those returns are filed.

NOTE C - TRANSACTIONS WITH RELATED PARTY

For the year ended December 31, 2018, Arundel, Inc. paid net expenses of the Company totaling $14,698. Amounts receivable from Arundel, Inc. as of December 31, 2018, are $91,915. The Company paid $10,000 of consultancy expenses to Arundel, Inc. for the twelve-month period ended December 31, 2018.

NOTE D - CONCENTRATION OF CUSTOMERS

There were no investment advisory fees for the year ended December 31, 2018.

NOTE E - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (rule 15c3-1) which requires maintaining the greater of $5,000 minimum net capital as a broker who does not carry customers' accounts or 6-2/3% of aggregate indebtedness. The SEC requires that the ratio of the aggregate indebtedness to the net capital shall not exceed 15 to 1. As of December 31, 2018, the Company had net capital, as defined, of $84,326 which was $79,326 in excess of its required net capital of $5,000 and aggregate indebtedness of $22,055. The aggregate indebtedness to net capital ratio, as defined, was .26 to 1.

NOTE F - SUBSEQUENT EVENTS

There have been no material subsequent events.

The Company has evaluated subsequent events through February 19, 2019, the date which the financial statements were available to be issued.

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1

ARUNDEL (SECURITIES), INC.

December 31, 2018

NET CAPITAL		
Total shareholder's equity qualified for net capital	$	186,357
Deduct nonallowable assets:		
Accounts receivable:		
Related Party - Arundel, Inc.		(91,915)
Trade		(1,080)
Prepaid assets		(3,036)
Membership - FINRA		(6,000)
NET CAPITAL	$	84,326
TOTAL AGGREGATE INDEBTEDNESS	$	22,055
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum net capital required	$	5,000
Excess net capital	$	79,326
Net capital less 120% of minimum net capital required	$	78,326
Ratio: Aggregate indebtedness to net capital		.26 to 1

There were no material differences between the above computation and the Company's corresponding unaudited Part IIA of Form X-17-A-5 as of December 31, 2018.

See report of independent registered public accounting firm.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER SEC RULE 15c3-3

ARUNDEL (SECURITIES), INC.

December 31, 20188

The Company operates under SEC Rule 15c3-3(k)(2)(i) (the Customer Protection Rule) and therefore does not hold customer funds, safe-keep customer securities or have any customer accounts.

See report of independent registered public accounting firm.

SCHEDULE III

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER SEC RULE 15c3-3

ARUNDEL (SECURITIES), INC.

December 31, 2018

The Company operates under SEC Rule 15c3-3(k)(2)(i) (the Customer Protection Rule), and therefore does not hold customer funds, safe-keep customer securities or have any customer accounts.

See report of independent registered public accounting firm.

HALL, KISTLER & COMPANY LLP
CONSULTANTS AND CERTIFIED PUBLIC ACCOUNTANTS

soundideas. solidanswers.

220 MARKET AVENUE, SOUTH
SUITE 700 • CANTON, OHIO 44702

PHONE 330.453.7633
FAX 330.453.9366

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Arundel (Securities), Inc.
New York, New York

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Arundel (Securities), Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Arundel (Securities), Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: paragraph (k)(2)(i) (the "exemption provisions") and (2) Arundel (Securities), Inc. stated that Arundel (Securities), Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Arundel (Securities), Inc's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Arundel (Securities) Inc's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Hall, Kistler & Co., LLP

HALL, KISTLER & COMPANY LLP

Canton, Ohio
February 19, 2019

Arundel (Securities) Inc Exemption Report

Arundel (Securities) Inc (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company may file an Exemption Report because the Company had no obligations under 17 C.F.R. § 240.15c3-3.

(2) The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Signed: ____________

Arundel (Securities) Inc

I, Richard Joseph Borg, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ____________

Title: Director

19 FEBRUARY 2019

rb/sm/2019/ArundelSecurities

yw 3/21/19